UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Declaration of Cash Dividends by KB Financial Group

On July 23, 2024, the board of directors of KB Financial Group Inc. (“KB Financial Group”) passed a resolution to declare a quarterly cash dividend of KRW 791 per common share (total dividend amount: KRW 299,999,160,790).

The record date is June 30, 2024, and in accordance with the Financial Investment Services and Capital Markets Act, the payment for such dividends is expected to be made within 20 days following the resolution by the board of directors of KB Financial Group.

The total number of commons shares that are eligible for dividends is 379,265,690 shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: July 23, 2024	By:	/s/ Jae Kwan Kim
(Signature)
Name: Jae Kwan Kim
Title: Senior Executive Vice President and Chief Finance Officer